SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHENIERE ENERGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

16411R208

(CUSIP Number)

MAY 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208

1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
	7	Sole dispositive power
	8	Shared dispositive power 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
9	Aggregate amount beneficially owned by each reporting person 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 8.3%
12	Type of reporting person (see instructions) CO

CUSIP No. 16411R208

1	NAMES OF REPORTING PERSONS FULLERTON FUND INVESTMENTS PTE LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
	7	Sole dispositive power
	8	Shared dispositive power 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
9	Aggregate amount beneficially owned by each reporting person 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 8.3%
12	Type of reporting person (see instructions) CO

CUSIP No. 16411R208

1	NAMES OF REPORTING PERSONS HAVELOCK FUND INVESTMENTS PTE LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
	7	Sole dispositive power
	8	Shared dispositive power 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
9	Aggregate amount beneficially owned by each reporting person 15,500,000 ordinary shares or 8.3% of the Issuer’s outstanding common stock
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 8.3%
12	Type of reporting person (see instructions) CO

Item 1(a).	Name of issuer:

The name of the issuer is Cheniere Energy, Inc. (“Cheniere”), a corporation incorporated under the laws of the State of Delaware.

Item 1(b).	Address of issuer’s principal executive offices:

700 Milam Street, Suite 800, Houston, Texas 77002

2(a).	Name of person filing:

The persons filing this report are:

(1) Temasek Holdings (Private) Limited (“Temasek Holdings”);

(2) Fullerton Fund Investments Pte Ltd (“Fullerton”); and

(3) Havelock Fund Investments Pte Ltd (“Havelock”).

2(b).	Address or principal business office or, if none, residence:

The address of the principal business office of each of Temasek Holdings, Fullerton and Havelock is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

2(c).	Citizenship:

Each of Temasek Holdings, Fullerton and Havelock is a corporation organized under the laws of the Republic of Singapore.

2(d)	Title of class of securities:

This report relates to the common stock of Cheniere (the “Ordinary Shares”).

2(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is 16411R208.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

N/A

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

On May 10, 2012, Havelock purchased 15,500,000 Ordinary Shares or 8.3% of Cheniere’s outstanding common stock. Each of Temasek Holdings and Fullerton is deemed to beneficially own, and Havelock directly owns, 15,500,000 Ordinary Shares. Havelock is directly, wholly owned by Fullerton, and Fullerton is directly, wholly owned by Temasek Holdings.

(b) Percent of class:

8.3%

All percentage calculations in this schedule are based on the 186,483,198 Ordinary Shares reported as outstanding by Cheniere after the offering through its most recently filed prospectus supplement to prospectus as filed with the U.S. Securities and Exchange Commission on May 7, 2012.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Each of Temasek Holdings and Fullerton is deemed to beneficially own, and Havelock directly owns, 15,500,000 Ordinary Shares.

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Each of Temasek Holdings and Fullerton is deemed to beneficially own, and Havelock directly owns, 15,500,000 Ordinary Shares.

Item 5.	Ownership of 5 Percent or Less of a Class.

N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 18, 2012

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Chua Eu Jin

Name:	Chua Eu Jin
Title:	Authorized Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Yeo Whye Lin Wendy

Name:	Yeo Whye Lin Wendy
Title:	Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Eddy Edphawin Jetjirawat

Name:	Eddy Edphawin Jetjirawat
Title:	Authorized Signatory

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned, Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Havelock Fund Investments Pte Ltd hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements hereto shall also be filed on behalf of each of them.

Dated as of May 18, 2012

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Chua Eu Jin

Name:	Chua Eu Jin
Title:	Authorized Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Yeo Whye Lin Wendy

Name:	Yeo Whye Lin Wendy
Title:	Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Eddy Edphawin Jetjirawat

Name:	Eddy Edphawin Jetjirawat
Title:	Authorized Signatory